Exhibit 99.19
CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. – Form 40-F

We do hereby consent to (i) the filing of the written disclosure regarding the technical reports entitled (A) the “Resource Estimate for the La Joya Property, Durango, Mexico, NI-43-101 Technical Report” prepared by P. James Barr, P. Geo, Lara Reggin, P.Geo and Ting Lu, M.Sc., P.Eng (the “La Joya Resource Estimate”) in the Management Discussion and Analysis of SilverCrest Mines Inc. (the “Company”) for the year ended December 31, 2012 (the “MD&A”), (B) “NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico,” prepared by John Chow, MAusIMM., Geoff Allard, P.E. and C. Stewart Wallis, P.Geo., dated April 1, 2011 as amended May 11, 2011 (the “Santa Elena Report”) in the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2012, and (C) the “Updated Resource Estimate for the La Joya Property Durango, Mexico NI 43-101 Technical Report Prepared for SilverCrest Mines Inc.” co-authored by James Barr, P.Geo and Ting Lu, P. Eng and released on March 26, 2013 and effective on December 16, 2012 (the “La Joya Update”) in the AIF, and (ii) extracts from or a summary of (A) the Santa Elena Report and the La Joya Update and of certain mineral resource or reserve estimates and other information pertaining to these projects in the AIF and (B) the La Joya Resource Estimate and of certain mineral resource or reserve estimates and other information pertaining to the project in the MD&A and (iii) the use of our name in the AIF, the MD&A and the Annual Report on Form 40-F of the Company for the year ended December 31, 2012, and any amendments thereto incorporating by reference the Company’s AIF, MD&A and the Annual Report on Form 40-F.

DATED the 4th day of April, 2013

Tetra Tech Inc.

By:
Name: Hassan Ghaffar
Title: Manager, Metallurgy